July 9, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  0549
Attention:	Ryan Milne
Division of Corporation Finance

RE:	Resource Holdings, Inc.
(formerly SMSA El Paso II Acquisition Corp.)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 0-53334

Dear Mr. Milne:

This letter is being furnished in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that were contained in the Staff’s letter dated June 21, 2010 (the “Comment Letter”) to Resource Holdings, Inc. (formerly SMSA El Paso II Acquisition Corp., the “Company”) with respect to the Company’s Form  10-Q for the fiscal quarter ended March 31, 2010 filed with the SEC on May 17, 2010.  In the Company’s letter to the Staff, dated June 28, 2010, the Company requested an additional ten (10) days to respond to the Comment Letter.  Please be advised that the Company is still gathering the information and documentation necessary to fully respond to the Comment Letter and therefore respectfully requests an additional thirty (30) days (until August 8, 2010) to provide the requested response.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (801) 673-2953 or Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0846.

Very truly yours,

RESOURCE HOLDINGS, INC.

By:	/s/ Jeff Hanks
Jeff Hanks
Chief Financial Officer

cc:	Eric M. Hellige, Esq.
John J. Crowe, Esq.